Exhibit 99.1

Press Release - Regulated Information February 3rd, 2023

Celyad Oncology provides fourth quarter 2022 business update and 2023 outlook

Celyad Oncology has implemented a strategic shift from an organization focused on clinical development to one fully harnessing the true potential of its proprietary technology platforms and intellectual property

•	The company is now prioritizing internal discovery endeavors to tackle the major current limitations of CAR T-cell therapies

•	As of December 31, 2022, the Company ended the year with an unaudited treasury position of €12.4 million ($13.3 million)

Mont-Saint-Guibert, Belgium—Celyad Oncology (Euronext & Nasdaq: CYAD) (the “Company”), a biotechnology company focused on the discovery and development of innovative technologies for chimeric antigen receptor (CAR) T-cell therapies, today provides a fourth quarter 2022 business update and an outlook for 2023.

Michel Lussier, interim Chief Executive Officer of Celyad Oncology, said: “The second half of 2022 has been a pivotal time for the Company as we have engaged in a new Celyad 2.0 strategy to leverage our innovative technologies and R&D platforms and focus on IP partnering transactions. We’ve stretched our cash runway by divesting our manufacturing business unit, and discontinued our clinical programs to focus on selected, critical R&D efforts to mitigate the current limitations of CAR T-cell therapy. We believe we are now well-positioned to unleash the power of our IP estate and to help making the cell therapy approach a success.”

Operational highlights

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The Company announced a strategic shift in October 2022 to prioritize discovery research in areas of expertise where it can leverage the differentiated nature of its platforms. The Company has implemented a differentiated and innovative strategy, which it believes has the potential to tackle the major current limitations of CAR T-cell therapies. This strategy includes a multiplexing approach of the short hairpin RNA (shRNA) platform, a dual CAR development of a next-generation NKG2D-based CAR, and the development of B7-H6-targeting immunotherapies.

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In October 2022, the Company decided to discontinue the development of CYAD-101, the allogeneic TIM-based, NKG2D-based CAR T-cell candidate for metastatic colorectal cancer (mCRC), based on a strategic, financial and medical review, taking into account the costs associated with the pursuit of the program. There were no new safety concerns leading to this decision. The clinical hold announced in March 2022 on the CYAD-101-002 Phase 1b trial had been lifted in July 2022 by the FDA.

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Data collected in the IMMUNICY-1 trial of the clinical program CYAD-211, the allogeneic shRNA-based, anti-BCMA CAR T candidate for relapsed or refractory multiple myeloma (r/r MM), which was developed to validate shRNA technology in the clinic, have shown a favorable safety profile for CYAD-211 across all dose-levels and cohorts, with 19 patients treated in total. The lack of observed graft-versus-host disease (GvHD) despite engraftment of CYAD-211 provided proof-of-concept for the use of shRNA as a technology to control GvHD of allogeneic CAR T-cells.

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In December 2022, the Company decided to discontinue the development of its remaining clinical program CYAD-211 based on a strategic and financial review. There were no safety concerns leading to this decision and all patients previously treated with CYAD-211 still continue to receive their protocol-defined follow-up.

Press Release - Regulated Information February 3rd, 2023

Corporate highlights

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In September 2022, the Company entered into a €6 million asset purchase agreement with Cellistic, the cell therapy development and manufacturing business of Ncardia BV, whereby Cellistic acquired Celyad Oncology’s Good Manufacturing Practice (GMP) grade cell therapy manufacturing business unit.

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Since October 2022, the Company has implemented a strategic shift from an organization focused on clinical development to one prioritizing R&D discovery and leveraging its IP estate through partnerships, collaborations and license agreements. The Company has compiled a foundational and broad IP estate that controls key aspects of developing therapies in the allogeneic cell therapy space. The patents around allogeneic CAR T-cell therapies and NKG2D-based therapies provide an avenue to develop intellectual property programs and to partner with outside parties around the licensing of these patents.

Financial highlights

As of December 31, 2022, the Company had cash and cash equivalents of €12.4 million ($13.3 million). Net cash burn during the fourth quarter of 2022 amounted to €1.0 million, in line with expectations. The Company projects that its existing cash and cash equivalents should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023.

After due consideration of detailed budgets and estimated cash flow forecasts for the year 2023, which reflect the new strategy of the Company and include expenses and cash outflows estimations in relation to the development of its proprietary technology platforms and intellectual property, the Company continues to project that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that this release is issued.

Outlook for 2023

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Celyad Oncology is increasing its R&D efforts on areas of expertise where it believes it can leverage the differentiated nature of its platform technology and continue to bolster its IP estate. The Company will continue to leverage the dynamic potential of the shRNA platform, and to explore options to tackle the major current limitations of CAR T-cell therapies through its dual targeting CARs with NKG2D capabilities and B7-H6 targeting cell therapies.

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The Company will provide updates on the potential proof-of-concept of the dual CAR and multiplexing research programs and on business development in the course of 2023 and will take part in several conferences to share these data.

Financial Calendar 2023

• March 23rd, 2023	Full Year 2022 Financial Results
• May 5th, 2023	First Quarter 2023 Business Update
• May 5th, 2023	Annual shareholders meeting
• August 3rd, 2023	First Half 2023 Interim Results
• November 9th, 2023	Third Quarter 2023 Business Update

The financial calendar is communicated on an indicative basis and may be subject to change.

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on the discovery and development of innovative technologies chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Press Release - Regulated Information February 3rd, 2023

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the Company’s cash and cash runway. The words “will,” “believe,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Contacts:

Investor Contact:	Media Contact:

David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA